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WILLIAM J. BIELEFELD

william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

January 18, 2024

Asen Parachkevov

Ellie Quarles

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Antares Strategic Credit Fund File No: 000-56613

Dear Mr. Parachkevov and Ms. Quarles:

We are writing in response to comments provided on January 17, 2024 with respect to the registration statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2023 (the “Registration Statement”) on behalf of Antares Strategic Credit Fund (the “Fund”), a closed-end management investment company that intends to elect to be treated as a business development company (“BDC”). Changes to the Registration Statement noted below will be reflected in a subsequent submission of the Registration Statement. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.          In the section titled ‘Explanatory Note’ on page 3, please confirm that the defined term “Antares Party” includes the Adviser.

Response 1.            The disclosure has been revised accordingly.

Comment 2.          In the section titled ‘Explanatory Note’ on page 3, please revise the defined term “Antares Platform” to include the Adviser.

Response 2.            The disclosure has been revised accordingly.

Comment 3.          In the third paragraph on page 6 under the section titled “ITEM 1. BUSINESS—Antares Strategic Credit Fund,” please revise the word “underwritten” to a more appropriate term such as “negotiated” or “originated.”

Response 3.           The Fund respectfully submits that the term “underwritten” as used in this context in the Registration Statement refers to the process by which Antares Parties evaluate and determine the potential risk associated with a particular Portfolio Loan and that this is a commonly understood meaning of the term within the industry. The disclosure has been revised to clarify the meaning of the term “underwritten” in this context.

Comment 4.         Under the section titled “ITEM 1. BUSINESS—Potential Competitive Strengths—Ability to Source Portfolio Loans from Antares Parties” on page 8, please add language that other Antares Parties will co-invest in a Portfolio Loan at the same time as the Fund.

Response 4.          The disclosure has been revised accordingly.

Comment 5.         With respect to Portfolio Loans contributed by Antares to the Fund prior to the Fund’s election to be regulated as a BDC, as discussed on page 11 under the section titled “ITEM 1. BUSINESS—Development of Business,” please supplementally confirm whether other Antares Parties will continue to have interests in such Portfolio Loans after they have been contributed to the Fund?

Response 5.          The Fund supplementally confirms that certain Antares Parties will continue to have interests in the Portfolio Loans after they have been transferred to the Fund.

Comment 6.         Please confirm that the Allocation Policy described on page 75 is consistent with the terms of the standard co-investment exemptive relief.

Response 6.          The Fund supplementally confirms that the Allocation Policy is consistent with the terms of the standard co-investment exemptive relief.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld